CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended January 3, 2016. Management is also responsible for the preparation and presentation of other financial information included in the 2015 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of January 3, 2016. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

/s/Glenn J. Chamandy Glenn J. Chamandy President and Chief Executive Officer	/s/Rhodri J. Harries Rhodri J. Harries Executive Vice-President, Chief Financial and Administrative Officer

February 23, 2016

GILDAN 2015 REPORT TO SHAREHOLDERS P.52

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.:

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Company”), which comprise the consolidated statements of financial position as at January 3, 2016 and October 5, 2014, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the fifteen month fiscal period ended January 3, 2016 and the year ended October 5, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at January 3, 2016 and October 5, 2014, and its consolidated financial performance and its consolidated cash flows for the fifteen month fiscal period ended January 3, 2016 and the year ended October 5, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 3, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2016 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Montréal, Canada
February 23, 2016

*CPA auditor, CA, public accountancy permit No. A110592KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

GILDAN 2015 REPORT TO SHAREHOLDERS P.53

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

We have audited Gildan Activewear Inc.’s internal control over financial reporting as of January 3, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Gildan Activewear Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the fifteen month fiscal period ended January 3, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of January 3, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at January 3, 2016 and October 5, 2014 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the fifteen month fiscal period ended January 3, 2016 and the year ended October 5, 2014, and our report dated February 23, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Montréal, Canada
February 23, 2016

*CPA auditor, CA, public accountancy permit No. A110592KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

GILDAN 2015 REPORT TO SHAREHOLDERS P.54

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	January 3,	October 5,
	2016	2014

Current assets:
Cash and cash equivalents (note 6)	$50,675	$65,163
Trade accounts receivable (note 7)	306,132	354,265
Income taxes receivable	-	1,439
Inventories (note 8)	851,033	779,407
Prepaid expenses, deposits and other current assets	42,934	41,291
Assets held for sale (note 17)	2,840	5,839
Total current assets	1,253,614	1,247,404

Non-current assets:
Property, plant and equipment (note 9)	1,044,389	873,726
Intangible assets (note 10)	336,753	287,353
Goodwill (note 10)	190,626	176,445
Deferred income taxes (note 18)	2,793	-
Other non-current assets	6,105	8,116
Total non-current assets	1,580,666	1,345,640

Total assets	$2,834,280	$2,593,044

Current liabilities:
Accounts payable and accrued liabilities	$232,268	$368,712
Income taxes payable	953	-
Total current liabilities	233,221	368,712

Non-current liabilities:
Long-term debt (note 11)	375,000	157,000
Deferred income taxes (note 18)	-	349
Other non-current liabilities (note 12)	37,616	43,450
Total non-current liabilities	412,616	200,799

Total liabilities	645,837	569,511

Commitments, guarantees and contingent liabilities (note 23)

Equity:
Share capital	150,497	124,595
Contributed surplus	14,007	20,778
Retained earnings	2,022,846	1,885,892
Accumulated other comprehensive income	1,093	(7,732)
Total equity attributable to shareholders of the Company	2,188,443	2,023,533

Total liabilities and equity	$2,834,280	$2,593,044

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

/s/Glenn J. Chamandy	/s/ Russell Goodman
Glenn J. Chamandy	Russell Goodman
Director	Director

GILDAN 2015 REPORT TO SHAREHOLDERS P.55

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended January 3, 2016 and October 5, 2014
(in thousands of U.S. dollars, except per share data)

	2015	2014
	(15 months)

Net sales	$2,959,238	$2,359,994
Cost of sales	2,229,130	1,701,311

Gross profit	730,108	658,683

Selling, general and administrative expenses (note 16(a))	387,963	286,015
Restructuring and acquisition-related costs (note 17)	14,908	3,247

Operating income	327,237	369,421

Financial expenses, net (note 14(c))	17,797	2,897

Earnings before income taxes	309,440	366,524

Income tax expense (note 18)	4,526	6,972

Net earnings	304,914	359,552

Other comprehensive income (loss), net of related income taxes
Cash flow hedges (note 14(d))	8,825	(7,076)
Actuarial loss on employee benefit obligations (note 12(a))	(10,000)	(3,614)
	(1,175)	(10,690)

Comprehensive income	$303,739	$348,862

Earnings per share: (note 19)
Basic (1)	$1.26	$1.48
Diluted (1)	$1.25	$1.46
(1) All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to consolidated financial statements.

GILDAN 2015 REPORT TO SHAREHOLDERS P.56

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended January 3, 2016 and October 5, 2014
(in thousands or thousands of U.S. dollars)

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 29, 2013	243,252	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	10,099	-	-	10,099
Shares issued under employee share
purchase plan	42	1,117	-	-	-	1,117
Shares issued pursuant to exercise of
stock options	236	4,617	(1,310)	-	-	3,307
Shares issued or distributed pursuant to
vesting of restricted share units	1,718	25,475	(25,475)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs (note 13(e))	(600)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	212	-	(53,392)	(53,180)
Transactions with shareholders of the
Company recognized directly in equity	1,396	16,728	(8,091)	-	(53,392)	(44,755)

Cash flow hedges (note 14(d))	-	-	-	(7,076)	-	(7,076)
Actuarial loss on employee benefit
obligations (note 12(a))	-	-	-	-	(3,614)	(3,614)
Net earnings	-	-	-	-	359,552	359,552
Comprehensive income	-	-	-	(7,076)	355,938	348,862

Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

Share-based compensation	-	-	12,152	-	-	12,152
Shares issued under employee share
purchase plan	59	1,761	-	-	-	1,761
Shares issued pursuant to exercise of
stock options	1,462	21,904	(7,465)	-	-	14,439
Shares issued or distributed pursuant to
vesting of restricted share units	1,013	19,031	(19,031)	-	-	-
Shares repurchased and
cancelled (note 13(d))	(3,050)	(1,555)	-	-	(78,188)	(79,743)
Share repurchases for future settlement
of non-Treasury RSUs (note 13(e))	(560)	(15,239)	7,488	-	-	(7,751)
Dividends declared	-	-	85	-	(79,772)	(79,687)
Transactions with shareholders of the
Company recognized directly in equity	(1,076)	25,902	(6,771)	-	(157,960)	(138,829)

Cash flow hedges (note 14(d))	-	-	-	8,825	-	8,825
Actuarial loss on employee benefit
obligations (note 12(a))	-	-	-	-	(10,000)	(10,000)
Net earnings	-	-	-	-	304,914	304,914
Comprehensive income	-	-	-	8,825	294,914	303,739
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to consolidated financial statements.

GILDAN 2015 REPORT TO SHAREHOLDERS P.57

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended January 3, 2016 and October 5, 2014
(in thousands of U.S. dollars)

	2015	2014
	(15 months)
Cash flows from (used in) operating activities:
Net earnings	$304,914	$359,552
Adjustments to reconcile net earnings to cash flows from
operating activities (note 21(a))	147,654	93,188

	452,568	452,740
Changes in non-cash working capital balances:
Trade accounts receivable	47,893	(90,549)
Income taxes	2,478	(628)
Inventories	(36,149)	(149,231)
Prepaid expenses, deposits and other current assets	(4,290)	(10,007)
Accounts payable and accrued liabilities	(108,876)	61,775
Cash flows from operating activities	353,624	264,100

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(319,374)	(286,553)
Purchase of intangible assets	(7,545)	(6,150)
Business acquisitions (note 5)	(103,800)	(101,732)
Proceeds on disposal of assets held for sale and property,
plant and equipment	5,463	4,894
Cash flows used in investing activities	(425,256)	(389,541)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term bank credit facility	218,000	157,000
Dividends paid	(79,687)	(53,180)
Proceeds from the issuance of shares	16,032	4,316
Repurchase and cancellation of shares (note 13(d))	(79,743)	-
Share repurchases for future settlement of non-Treasury
RSUs (note 13(e))	(15,239)	(14,481)
Cash flows from financing activities	59,363	93,655

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	(2,219)	(419)
Net decrease in cash and cash equivalents during the fiscal year	(14,488)	(32,205)
Cash and cash equivalents, beginning of fiscal year	65,163	97,368
Cash and cash equivalents, end of fiscal year	$50,675	$65,163

Cash paid (included in cash flows from operating activities):
Interest	$9,561	$2,108
Income taxes, net of refunds	4,890	10,704

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.

GILDAN 2015 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended January 3, 2016 and October 5, 2014
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company’s fiscal year ends on the Sunday closest to December 31 of each year. As a result, fiscal 2015 was a transition year and included 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements for the fiscal years ended January 3, 2016 and October 5, 2014 include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015. See note 13(c).

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended January 3, 2016 were authorized for issuance by the Board of Directors of the Company on February 23, 2016.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligations;
•	Provisions for decommissioning, site restoration costs and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation;
•	Contingent consideration in connection with a business combination which is measured at fair value; and
•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

Certain of the comparative information has been reclassified to conform to the presentation adopted in the current fiscal period.

The functional and presentation currency of the Company and all its subsidiaries is the U.S. dollar.

(c)	Initial application of new or amended accounting standards:
On October 6, 2014, the Company adopted IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

GILDAN 2015 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)    Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

(ii)   Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
A.K.H., S. de R. L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended January 3, 2016.

GILDAN 2015 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts. Trade accounts receivable are recorded net of accrued sales discounts.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets which are classified as assets held for sale, are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

GILDAN 2015 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs, and is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced, they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 25 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

(h)	Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

GILDAN 2015 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets (continued):

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 to 10 years
Computer software	4 to 7 years
Non-compete agreements	2 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:
•	it is technically feasible to complete the software product so that it will be available for use;
•	management intends to complete the software product and use it;
•	there is an ability to use the software product;
•	it can be demonstrated how the software product will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use the software product are available; and
•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs to sell, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

GILDAN 2015 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

Financial liabilities
Financial liabilities are classified into the following categories.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt which bears interest at variable rates, as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently classifies its contingent consideration in connection with a business acquisition as a financial liability measured at fair value.

GILDAN 2015 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

GILDAN 2015 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships (continued):

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

GILDAN 2015 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Employee benefits:

Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance and pre-notice obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2015 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

GILDAN 2015 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(x)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y)	Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(z)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(aa)	Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is provided on temporary differences arising on the Company’s investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

GILDAN 2015 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(aa)	Income taxes (continued):
In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions, due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(bb)	Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(cc)	Share based payments:

Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(bb) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Non-Treasury restricted share units are expected to be settled in cash, except to the extent that common shares have been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash. Non-Treasury restricted share units expected to be settled in cash are accounted for as cash settled awards, with the recognized compensation expense included in accounts payable and accrued liabilities. Compensation expense is initially measured at fair value at the grant date and is recognized in net earnings over the vesting period. The liability is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Remeasurements during the vesting period are recognized immediately to net earnings to the extent that they relate to past services, and recognition is amortized over the remaining vesting period to the extent that they relate to future services. The cumulative compensation cost that will ultimately be recognized is the fair value of the Company's shares at the settlement date.

GILDAN 2015 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc)	Share based payments (continued):

Non-Treasury restricted share units expected to be settled in common shares
Non-Treasury restricted share units are expected to be settled in common shares only when common shares have been purchased on the open market and held in a trust for the purpose of settling a corresponding amount of non-Treasury restricted share units in common shares in lieu of cash. At the time common shares are purchased on the open market and designated for future settlement of a corresponding amount of non-Treasury restricted share units, any accumulated accrued compensation expense previously credited to accounts payable and accrued liabilities for such non-Treasury restricted share units is transferred to contributed surplus, and compensation expense continues to be recognized over the remaining vesting period, based on the purchase cost of the common shares that are held in trust, with a corresponding increase to contributed surplus. In addition, the common shares purchased by the trust are considered as being temporarily held in treasury, as described in note 13(e) to these consolidated financial statements. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts in contributed surplus representing the accumulated accrued compensation expense are transferred to share capital.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(dd)	Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

GILDAN 2015 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee)	Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

GILDAN 2015 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee)	Use of estimates and judgments (continued):

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, working capital requirements, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, adverse changes in third party licensing arrangements, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Valuation of statutory severance and pre-notice obligations and the related costs
The valuation of the statutory severance and pre-notice obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

GILDAN 2015 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled to in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

5. BUSINESS ACQUISITIONS:

Comfort Colors

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to Comfort Colors’ assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes.

GILDAN 2015 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Comfort Colors (continued)

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$14,446
Inventories	21,078
Prepaid expenses, deposits and other current assets	69
Property, plant and equipment	1,668
Intangible assets (1)	62,300
99,561

Liabilities assumed:
Accounts payable and accrued liabilities	(2,064)
(2,064)

Goodwill	14,181
Net assets acquired at fair value	$111,678

Cash consideration paid at closing	103,300
Settlement of pre-existing relationship	8,378
$111,678
(1) The intangible assets acquired are comprised of customer relationships in the amount of $25.0 million, which are being amortized on a straight line basis over their estimated useful lives of twelve years, and trademarks in the amount of $37.3 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The consolidated results of the Company for fiscal 2015 include net sales of $53.8 million and net earnings of $15.6 million relating to Comfort Colors’ results of operations since the date of acquisition, adjusted to reflect the elimination of intercompany sales. If the acquisition of Comfort Colors was accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the fiscal year ended January 3, 2016 would have been $2,986.6 million and $309.7 million, respectively. These pro forma figures have been estimated based on the results of Comfort Colors’ operations prior to being purchased by the Company, adjusted to reflect the elimination of intercompany sales, and fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on October 6, 2014, and should not be viewed as indicative of the Company’s future results.

The operating results of Comfort Colors are included in the Printwear segment.

Doris Inc.

On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (“Doris”) for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million, payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provided Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada. In addition, the acquisition further enhanced and expanded the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadened the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. This acquisition also represented a first step in building a ladies’ intimate apparel platform over time.

GILDAN 2015 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Doris Inc. (continued)
The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to Doris’ assembled workforce, expected synergies, and management reputation and expertise, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The results of Doris are included in the Branded Apparel segment.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition in fiscal 2014:

Assets acquired:
Trade accounts receivable	$10,504
Inventories	28,214
Prepaid expenses, deposits and other current assets	685
Property, plant and equipment	5,951
Intangible assets (1)	50,892
96,246

Liabilities assumed:
Accounts payable and accrued liabilities	(9,570)
Deferred income taxes	(4,890)
(14,460)

Goodwill	26,346
Net assets acquired at fair value	$108,132

Cash consideration paid at closing	101,732
Fair value of contingent consideration	6,400
$108,132
(1) The intangible assets acquired are comprised of customer relationships in the amount of $33.0 million, which are being amortized on a straight line basis over their estimated useful lives of twenty years, license agreements in the amount of $2.3 million, which are being amortized on a straight line basis over their estimated useful lives of ten years and trademarks in the amount of $15.6 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The contingent consideration at the date of acquisition is comprised of a holdback of $9.4 million, payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017. The contingent consideration is classified as a financial liability and is included in other non-current liabilities. The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

As at January 3, 2016, management’s best estimate is that it is probable that the revenue targets will be achieved, and the fair value of the contingent consideration of $5.9 million as at January 3, 2016 reflects this assumption. There has been no significant change in the fair value of the contingent consideration since the acquisition date.

GILDAN 2015 REPORT TO SHAREHOLDERS P.76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS:

	January 3,	October 5,
	2016	2014

Bank balances	$50,675	$65,099
Term deposits	-	64
	$50,675	$65,163

7. TRADE ACCOUNTS RECEIVABLE:

	January 3,	October 5,
	2016	2014

Trade accounts receivable	$310,733	$358,688
Allowance for doubtful accounts	(4,601)	(4,423)
	$306,132	$354,265

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	2015	2014
	(15 months)
Balance, beginning of fiscal year	$(4,423)	$(3,667)
Bad debt expense	(560)	(2,420)
Write-off of trade accounts receivable	455	1,834
Increase due to business acquisitions	(73)	(170)
Balance, end of fiscal year	$(4,601)	$(4,423)

8. INVENTORIES:

	January 3,	October 5,
	2016	2014

Raw materials and spare parts inventories	$119,826	$98,767
Work in progress	54,737	58,658
Finished goods	676,470	621,982
	$851,033	$779,407

The amount of inventories recognized as an expense and included in cost of sales was $2,165.4 million for fiscal 2015 (2014 - $1,653.2 million), which included an expense of $4.6 million (2014 - $2.3 million) related to the write-down of inventory to net realizable value.

GILDAN 2015 REPORT TO SHAREHOLDERS P.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2015

Cost
Balance, October 5, 2014	$45,541	$314,823	$687,369	$129,688	$166,872	$1,344,293
Additions	20,146	66,450	117,896	26,647	75,576	306,715
Additions through business
acquisitions	-	-	1,568	100	-	1,668
Transfers	-	58,671	107,024	1,177	(166,872)	-
Disposals	-	(668)	(10,355)	(1,120)	-	(12,143)
Balance, January 3, 2016	$65,687	$439,276	$903,502	$156,492	$75,576	$1,640,533

Accumulated depreciation
Balance, October 5, 2014	$-	$86,611	$316,566	$67,390	$-	$470,567
Depreciation	-	22,655	96,036	15,997	-	134,688
Disposals	-	(62)	(7,939)	(1,110)	-	(9,111)
Balance, January 3, 2016	$-	$109,204	$404,663	$82,277	$-	$596,144
Carrying amount,
January 3, 2016	$65,687	$330,072	$498,839	$74,215	$75,576	$1,044,389

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2014

Cost
Balance, September 29, 2013	$39,922	$249,230	$532,557	$114,628	$114,030	$1,050,367
Additions	5,759	48,524	61,881	17,510	166,872	300,546
Additions through business
acquisitions	-	32	5,780	139	-	5,951
Transfers	-	17,369	95,848	813	(114,030)	-
Disposals	(140)	(332)	(8,697)	(3,402)	-	(12,571)
Balance, October 5, 2014	$45,541	$314,823	$687,369	$129,688	$166,872	$1,344,293

Accumulated depreciation
Balance, September 29, 2013	$-	$72,465	$262,785	$59,248	$-	$394,498
Depreciation	-	14,337	58,816	11,408	-	84,561
Disposals	-	(191)	(5,035)	(3,266)	-	(8,492)
Balance, October 5, 2014	$-	$86,611	$316,566	$67,390	$-	$470,567
Carrying amount,
October 5, 2014	$45,541	$228,212	$370,803	$62,298	$166,872	$873,726

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

As at January 3, 2016, there were contractual purchase obligations outstanding of approximately $51.1 million for the acquisition of property, plant and equipment compared to $203.3 million as of October 5, 2014.

GILDAN 2015 REPORT TO SHAREHOLDERS P.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

2015	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, October 5, 2014	$166,831	$117,672	$53,300	$36,931	$1,700	$376,434
Additions	-	-	5,000	8,044	180	13,224
Additions through business
acquisitions	25,000	37,300	-	-	-	62,300
Disposals	-	-	-	(3)	-	(3)
Balance, January 3, 2016	$191,831	$154,972	$58,300	$44,972	$1,880	$451,955

Accumulated amortization
Balance, October 5, 2014	$38,007	$-	$26,349	$23,025	$1,700	$89,081
Amortization	12,733	-	9,791	3,578	22	26,124
Disposals	-	-	-	(3)	-	(3)
Balance, January 3, 2016	$50,740	$-	$36,140	$26,600	$1,722	$115,202
Carrying amount,
January 3, 2016	$141,091	$154,972	$22,160	$18,372	$158	$336,753

2014	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, September 29, 2013	$133,866	$102,045	$51,000	$31,740	$1,700	$320,351
Additions	-	-	-	6,150	-	6,150
Additions through business
acquisitions	32,965	15,627	2,300	-	-	50,892
Disposals	-	-	-	(959)	-	(959)
Balance, October 5, 2014	$166,831	$117,672	$53,300	$36,931	$1,700	$376,434

Accumulated amortization
Balance, September 29, 2013	$30,451	$-	$18,689	$21,974	$1,700	$72,814
Amortization	7,556	-	7,660	2,009	-	17,225
Disposals	-	-	-	(958)	-	(958)
Balance, October 5, 2014	$38,007	$-	$26,349	$23,025	$1,700	$89,081
Carrying amount,
October 5, 2014	$128,824	$117,672	$26,951	$13,906	$-	$287,353

The carrying amount of internally-generated assets within computer software was $10.4 million as at January 3, 2016 and $6.9 million as at October 5, 2014. Included in computer software as at January 3, 2016 is $9.1 million (October 5, 2014 - $5.1 million) of assets not yet utilized in operations.

GILDAN 2015 REPORT TO SHAREHOLDERS P.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill

	2015	2014

Balance, beginning of fiscal year	$176,445	$150,099
Goodwill acquired (note 5)	14,181	26,346
Balance, end of fiscal year	$190,626	$176,445

Recoverability of cash-generating units:

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	January 3,	October 5,
	2016	2014

Branded Apparel:
Goodwill	$170,649	$170,649
Trademarks	112,972	112,972
	$283,621	283,621

Printwear:
Goodwill	$19,977	$5,796
Trademarks	42,000	4,700
	$61,977	$10,496

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs to sell. The Company performed the annual impairment review for goodwill and indefinite life intangible assets during fiscal 2015, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount
The Company determined the recoverable amount of the Branded Apparel and Printwear CGU’s based on the greater of the fair value less costs of disposal calculation and the value in use calculation. The fair values of the Branded Apparel and Printwear CGU’s were based on an earnings multiple applied to forecasted earnings, while the value in use calculations were assessed using cash flow projections which take into account financial budgets and forecasts approved by senior management covering a five-year period with a terminal value calculated by discounting the final year in perpetuity. The key assumptions for the value in use calculation include estimated sales volumes, selling prices and input costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to cash flow projections was 13.7%. A growth rate of 2%, which does not exceed the historical and industry average growth rates, was used to calculate the terminal value. Assuming the continued level of profitability of the Company, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2015 REPORT TO SHAREHOLDERS P.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date from January 2019 to April 2020. As at January 3, 2016, $375.0 million (October 5, 2014 -$157.0 million) was drawn under the facility, and the effective interest rate for fiscal 2015 was 1.4% (2014 - 1.2%). In addition, an amount of $27.1 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit as described in note 23. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all of these covenants as at January 3, 2016.

12. OTHER NON-CURRENT LIABILITIES:

	January 3,	October 5,
	2016	2014

Employee benefit obligation - Statutory severance
and pre-notice	$8,882	$17,556
Employee benefit obligation - Defined contribution plan	2,185	2,009
Provisions	20,630	17,926
Contingent consideration (note 14(a))	5,919	5,959
	$37,616	$43,450

(a)   Statutory severance and pre-notice obligations:

	January 3,	October 5,
	2016	2014
	(15 months)
Obligation, beginning of fiscal year	$17,556	$10,935
Service cost	13,473	9,312
Interest cost	7,268	5,232
Actuarial loss (1)	10,000	3,614
Pre-notice obligation reduction (2)	(11,426)	-
Foreign exchange gain	(1,897)	(880)
Benefits paid	(26,092)	(10,657)
Obligation, end of fiscal year	$8,882	$17,556

(1) The actuarial loss is due to changes in the actuarial assumptions used to determine the statutory severance and pre-notice obligations as at January 3, 2016.
(2) The reduction in the pre-notice obligation is due to the impact of program changes relating to the Company’s pre-notice obligations for active employees located in Central America, to align with statutory requirements. As a result of these program changes, pre-notice costs for employees in Central America will now be recognized when an employer-initiated termination occurs.

Significant assumptions for the calculation of the statutory severance and pre-notice obligations included the use of a discount rate of between 10% and 10.5% (2014 – between 10% and 12%) and rates of compensation increases between 6.5% and 8% (2014 – between 5% and 8%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance and pre-notice obligations of $3.1 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance and pre-notice obligations of $3.6 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance and pre-notice obligations of $3.7 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance and pre-notice obligations of $3.2 million.

GILDAN 2015 REPORT TO SHAREHOLDERS P.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES (continued):

(a)   Statutory severance and pre-notice obligations (continued):

The cumulative amount of actuarial losses recognized in other comprehensive income as at January 3, 2016 was $16.8 million (October 5, 2014 - $6.8 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b)	Defined contribution plan:

During fiscal 2015, defined contribution expenses were $3.2 million (2014 - $2.4 million).

(c)	Provisions:

	Decommissioning
	and site	Lease exit
	restoration costs	costs	Total

Balance, October 5, 2014	$16,144	$1,782	$17,926
Provisions made during the fiscal year	992	1,720	2,712
Provisions utilized during the fiscal year	-	(417)	(417)
Accretion of interest	409	-	409
Balance, January 3, 2016	$17,545	$3,085	$20,630

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S. for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. The lease exit costs were incurred in connection with the integration of acquired businesses.

13. EQUITY:

(a)	Shareholder rights plan:

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:

Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at January 3, 2016 and October 5, 2014 none of the first and second preferred shares were issued.

Issued:
As at January 3, 2016, there were 243,571,188 common shares (October 5, 2014 - 244,648,814) issued and outstanding, which are net of 269,281 common shares (October 5, 2014 - 293,538) that have been purchased and are held in trust as described in note 13(e).

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2015 REPORT TO SHAREHOLDERS P.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(d)	Normal course issuer bid:

In December 2014, the Company announced the initiation of a normal course issuer bid (NCIB) beginning December 8, 2014, which expired on December 7, 2015, to purchase for cancellation up to 12.2 million outstanding common shares of the Company (on a post-split basis), representing approximately 5% of the Company’s issued and outstanding common shares, on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. During December 2014, the Company repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings.

On February 23, 2016, the Board of Directors of the Company approved the initiation of a normal course issuer bid (NCIB) to purchase for cancellation a maximum of 12,192,814 common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares. Any purchases under the bid will be made during the period from February 26, 2016 to February 25, 2017 on the open market through the facilities of both the TSX and the NYSE in compliance with their respective rules and policies, alternative trading systems if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

(e)	Common shares purchased as settlement for non-Treasury RSUs:

In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. At the time the common shares are purchased, the amounts previously credited to accounts payable and accrued liabilities for the non-Treasury RSUs initially expected to be settled in cash are transferred to contributed surplus. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

	2015			2014
	Shares	Amount	Average cost	Shares	Amount	Average Cost

Balance, beginning of year	294	$7,055	$24.00	566	$9,747	$17.22
Purchased	560	15,239	27.21	600	14,481	24.14
Distributed	(585)	(14,830)	25.35	(872)	(17,173)	19.69
Balance, end of year	269	$7,464	$27.75	294	$7,055	$24.00

(f)	Contributed surplus:

The contributed surplus account is used to record the initial value of equity-settled share based compensation transactions. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2015 REPORT TO SHAREHOLDERS P.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at January 3, 2016 and October 5, 2014. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	January 3,	October 5,
	2016	2014

Financial assets
Amortized cost:
Cash and cash equivalents	$50,675	$65,163
Trade accounts receivable	306,132	354,265
Other current assets included in prepaid expenses, deposits and
other current assets	25,140	17,824
Long-term non-trade receivables included in other
non-current assets	2,372	4,008
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other
current assets	4,034	920
Derivative financial instruments included in prepaid expenses,
deposits and other current assets - total return swap	51	-

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$230,739	$361,377
Long-term debt - bearing interest at variable rates	375,000	157,000
Derivative financial instruments designated as effective hedging
instruments included in accounts payable and accrued liabilities	1,529	7,335
Contingent consideration included in other non-current liabilities	5,919	5,959

Short-term financial assets and liabilities
The Company has determined that the fair values of its short-term financial assets and liabilities approximate their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

GILDAN 2015 REPORT TO SHAREHOLDERS P.84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments – carrying amounts and fair values (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017. The fair value measurement of the contingent consideration is determined as described in Note 5 of these consolidated financial statements. The contingent consideration is classified as a financial liability and is included in other non-current liabilities.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at January 3, 2016, the notional amount of TRS outstanding was 217,879 shares.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair values of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

(b)	Derivative financial instruments – hedge accounting:

During fiscal 2015, the Company entered into foreign exchange and commodity forward option contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices.

The forward foreign exchange contracts were designated as either cash flow hedges or fair value hedges, and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at January 3, 2016 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Swiss francs, against the U.S. dollar.

The commodity option contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity option contracts outstanding as at January 3, 2016 consisted primarily of collar contracts to reduce the exposure to movements in commodity prices.

GILDAN 2015 REPORT TO SHAREHOLDERS P.85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b)  Derivative financial instruments – hedge accounting (continued):

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 3, 2016:

				Carrying and fair value		Maturity
	Notional			Prepaid	Accounts
	foreign			expenses,	payable
	currency	Average	Notional	deposits and	and
	amount	exchange	U.S. $	other current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months

Cash flow hedges:
Forward foreign exchange contracts:

Sell GBP/Buy USD	6,856	1.5411	10,566	425	-	425
Sell EUR/Buy USD	41,726	1.1321	47,240	1,439	(35)	1,404
Sell CAD/Buy USD	39,298	0.7745	30,435	2,003	-	2,003
Buy CAD/Sell USD	29,878	0.7725	23,080	-	(1,450)	(1,450)
Sell AUD/Buy USD	6,600	0.7215	4,762	-	(17)	(17)

Fair value hedges:
Forward foreign exchange contracts:
Buy CHF/Sell USD	202	1.1436	231	-	(27)	(27)
			$116,314	$3,867	$(1,529)	$2,338

The following table summarizes the Company’s commodity option contracts outstanding as at January 3, 2016:

		Carrying and fair value	Maturity
	Notional	Prepaid expenses,
	amount	deposits and other	0 to 12	12 to 18
	(pounds)	current assets	months	months

Cash flow hedges:

Collar contracts	162,300	$167	$(176)	$343

A collar contract is a combination of two option contracts that limit the holder’s exposure to changes in prices within a specific range. This is achieved by simultaneously buying a call option (the acquisition of a right to purchase) and selling a put option (the sale to the counterparty of a right to sell).

GILDAN 2015 REPORT TO SHAREHOLDERS P.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative financial instruments – hedge accounting (continued):

The following table summarizes the Company’s hedged items as at January 3, 2016:

						Change in	Cash
			Accumulated amount			value used	flow
	Carrying amount of		of FVH adjustments			for calculating	hedge
	the hedged item		on the hedged item			hedge	reserve
	Assets	Liabilities	Assets	Liabilities	Line item	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	-	-	-	-		$3,197	$(3,197)
Forecast expenses	-	-	-	-		(1,450)	1,450

Commodity risk:
Forecast purchases	-	-	-	-		(654)	654

Fair value hedges:

Foreign currency risk:
Firm commitment	$304	-	$304	-	Prepaid	(304)	-
					expenses,
					deposits and
					other current
					assets

  No ineffectiveness was recognized in net earnings as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items.

(c)	Financial expenses, net:

	2015	2014
	(15 months)
Interest expense on financial liabilities recorded at amortized cost (1)	$8,649	$2,061
Bank and other financial charges	4,747	3,299
Interest accretion on discounted provisions	409	323
Foreign exchange loss (gain)	3,992	(2,786)
	$17,797	$2,897
(1) Net of capitalized borrowing costs of $1.0 million (2014 - nil).

GILDAN 2015 REPORT TO SHAREHOLDERS P.87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(d)	Hedging components of other comprehensive income (“OCI”):

	2015	2014
	(15 months)
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$3,631	$(1,307)
Commodity price risk	(836)	(8,158)

Income taxes	(36)	95

Amounts reclassified from OCI to property, plant and equipment,
related to foreign currency risk	-	(991)

Amounts reclassified from OCI to inventory, related to commodity
price risk	8,355	-

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(2,155)	3,272
Selling, general and administrative expenses	472	113
Financial expenses, net	(629)	(67)
Income taxes	23	(33)
Hedging gain (loss)	$8,825	$(7,076)

The change in the time value element of option contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices resulted in a loss of $2.2 million in fiscal 2015.

The change in forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for fiscal 2015.

As at January 3, 2016, accumulated other comprehensive income of $1.1 million consisted of net deferred gains on forward foreign exchange contracts and commodity option contracts designated as cash flow hedges. Approximately $0.8 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

GILDAN 2015 REPORT TO SHAREHOLDERS P.88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at January 3, 2016, a total of 740,123 shares (October 5, 2014 - 681,746) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2014 - $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at January 3, 2016, 2,754,101 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with limited exceptions.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs expected to be settled in cash and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
		exercise price
	Number	(CA$)

Stock options outstanding, September 29, 2013	2,092	$12.94
Changes in outstanding stock options:
Granted	346	24.22
Exercised	(236)	15.18
Stock options outstanding, October 5, 2014	2,202	14.47
Changes in outstanding stock options:
Granted(1)	1,339	36.53
Exercised	(1,462)	12.51
Forfeited	(184)	32.85
Stock options outstanding, January 3, 2016	1,895	$29.78
(1) Fiscal 2015 includes an extra grant as a result of an additional three months in the fiscal year.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2015 REPORT TO SHAREHOLDERS P.89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

As at January 3, 2016, 201,016 outstanding options were exercisable at the weighted average exercise price of CA$15.52 (October 5, 2014 - 1,361,658 options at CA$11.88). For stock options exercised during fiscal 2015, the weighted average share price at the date of exercise was CA$40.02 (2014 - CA$28.87). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the fifteen months ended January 3, 2016 was $8.60 (October 5, 2014 - $10.25). The following table summarizes the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2015 and 2014:

	2015	2014

Exercise price	$ 36.53	$ 24.22
Risk-free interest rate	1.19%	1.87%
Expected volatility	31.41%	50.65%
Expected life	6.04 years	5.25 years
Expected dividend yield	0.86%	0.77%

Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

The following table summarizes information about stock options issued and outstanding and exercisable at January 3, 2016:

	Options issued and outstanding		Options exercisable
		Remaining
Exercise prices (CA$)	Number	contractual life (yrs)	Number

$ 10.06	35	1	35
$ 13.60	145	3	56
$ 14.32	28	2	28
$ 15.59	236	4	44
$ 24.22	297	5	38
$ 30.46	296	6	-
$ 38.01	575	7	-
$ 42.27	283	10	-
	1,895		201

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

GILDAN 2015 REPORT TO SHAREHOLDERS P.90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, September 29, 2013	1,544	$11.32
Changes in outstanding Treasury RSUs:
Granted	20	25.97
Granted for dividends declared	9	26.44
Settled through the issuance of common shares	(846)	10.77
Forfeited	(62)	17.65
Treasury RSUs outstanding, October 5, 2014	665	12.07
Changes in outstanding Treasury RSUs:
Granted	128	30.60
Granted for dividends declared	4	29.92
Settled through the issuance of common shares	(428)	9.81
Forfeited	(77)	25.25
Treasury RSUs outstanding, January 3, 2016	292	$20.25
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

As at January 3, 2016 and October 5, 2014, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2015 was $4.5 million (2014 - $4.9 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Outstanding non-Treasury RSUs were as follows:

	2015	2014

Non-Treasury RSUs outstanding, beginning of fiscal year	768	1,138
Changes in outstanding non-Treasury RSUs:
Granted(1)	660	338
Granted for performance	158	204
Granted for dividends declared	12	10
Settled	(594)	(886)
Forfeited	(51)	(36)
Non-Treasury RSUs outstanding, end of fiscal year	953	768
(1) Fiscal 2015 includes an extra grant as a result of an additional three months in the fiscal year.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market. The settlement amount for non-Treasury RSUs expected to be settled in cash is based on the Company's five-day average share price at the vesting date. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at January 3, 2016 and October 5, 2014, none of the outstanding non-Treasury RSUs were vested.

GILDAN 2015 REPORT TO SHAREHOLDERS P.91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2015 was $15.9 million (2014 - $13.6 million). As at January 3, 2016, 683,326 non-Treasury RSUs (October 5, 2014 – 474,354) were expected to be settled in cash, for which a recognized amount of $6.2 million (October 5, 2014 - $6.1 million) is included in accounts payable and accrued liabilities, based on a fair value per non-Treasury RSU of $28.42 (October 5, 2014 - $27.06).

(c)	Deferred share unit plan:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at January 3, 2016, there were 226,456 (October 5, 2014 - 271,778) DSUs outstanding at a value of $6.4 million (October 5, 2014 - $7.4 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $28.42 (October 5, 2014 - $27.06). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2015 was $1.6 million (2014 - $1.9 million).

Changes in outstanding DSUs were as follows:

	2015	2014

DSUs outstanding, beginning of fiscal year	271	243
Granted	41	36
Granted for dividends declared	3	2
Redeemed	(89)	(10)
DSUs outstanding, end of fiscal year	226	271

GILDAN 2015 REPORT TO SHAREHOLDERS P.92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2015	2014
	(15 months)
Selling expenses	$139,157	$104,680
Administrative expenses	143,292	107,543
Distribution expenses	105,514	73,792
	$387,963	$286,015

(b)	Employee benefit expenses:

	2015	2014
	(15 months)
Salaries, wages and other short-term employee benefits	$520,462	$362,724
Share-based payments	20,537	18,618
Post-employment benefits	17,338	19,698
	$558,337	$401,040

(c)	Lease expenses:

During the year ended January 3, 2016 an amount of $28.9 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2014 - $19.9 million).

As at January 3, 2016, the future minimum lease payments under non-cancellable leases were as follows:

January 3,
2016

Within 1 year	$15,499
Between 1 and 5 years	27,850
More than 5 years	18,176
$61,525

(d)	Government assistance:

During the year ended January 3, 2016 an amount of $8.4 million was recognized in the consolidated statement of earnings and comprehensive income relating to government assistance for yarn production (2014 - $3.2 million).

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

	2015	2014
	(15 months)
Employee termination and benefit costs	$4,976	$521
Loss on settlement on wind-up of defined benefit
pension plan	-	1,898
Exit, relocation and other costs	8,545	410
Gains on disposal of assets held for sale	(833)	(345)
Remeasurement of contingent consideration in
connection with a business acquisition	1,118	-
Acquisition-related transaction costs	1,102	763
	$14,908	$3,247

GILDAN 2015 REPORT TO SHAREHOLDERS P.93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE (continued):

Restructuring and acquisition-related costs in fiscal 2015 relate primarily to costs incurred in connection with the integration of acquired businesses, including the integration of the more recent Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also include transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

Restructuring and acquisition-related costs in fiscal 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan, and transaction costs incurred in connection with the acquisition of the operating assets of Doris.

Assets held for sale of $2.8 million as at January 3, 2016 (October 5, 2014 - $5.8 million) includes closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until the closed facilities are disposed. Any gain or loss on the disposal of the closed facilities will also be accounted for as a restructuring charge as incurred.

18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2015	2014
	(15 months)
Earnings before income taxes	$309,440	$366,524
Applicable tax rate	26.9%	26.9%
Income taxes at applicable statutory rate	83,085	98,412

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(76,150)	(89,258)
Income tax recovery related to prior taxation years	(5,086)	(1,597)
Non-recognition of tax benefits related to tax losses
and temporary differences	14,341	-
Effect of non-deductible expenses and other	(11,664)	(585)
Total income tax expense	$4,526	$6,972
Average effective tax rate	1.5%	1.9%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

GILDAN 2015 REPORT TO SHAREHOLDERS P.94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

The details of income tax expense are as follows:

	2015	2014
	(15 months)
Current income taxes, includes a recovery of $3,904
(2014 - expense of $430) relating to prior taxation years	$7,036	$10,052

Deferred income taxes:
Origination and reversal of temporary differences	(2,510)	(1,053)
Recognition of tax benefits relating to prior taxation years	-	(2,027)
	(2,510)	(3,080)

Total income tax expense	$4,526	$6,972

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	January 3,	October 5,
	2016	2014

Deferred tax assets:
Non-capital losses	$65,914	$62,909
Non-deductible reserves and accruals	46,824	24,999
Property, plant and equipment	4,866	7,335
Other items	4,091	6,301
	121,695	101,544
Unrecognized deferred tax assets	(25,372)	(14,954)
Deferred tax assets	$96,323	$86,590

Deferred tax liabilities:
Property, plant and equipment	$(18,872)	$(4,896)
Intangible assets	(74,658)	(82,043)
Deferred tax liabilities	$(93,530)	$(86,939)
Deferred income taxes	$2,793	$(349)

The details of changes to deferred income tax assets and liabilities were as follows:

	2015	2014

Balance, beginning of fiscal year, net	$(349)	$1,443

Recognized in the statements of earnings:
Non-capital losses	3,005	2,211
Non-deductible reserves and accruals	22,589	(9,853)
Property, plant and equipment	(16,445)	1,685
Intangible assets	7,385	5,316
Other	317	1,694
Unrecognized deferred tax assets	(14,341)	2,027
	2,510	3,080

Business acquisitions	-	(4,890)
Other	632	18
Balance, end of fiscal year, net	$2,793	$(349)

GILDAN 2015 REPORT TO SHAREHOLDERS P.95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

As at January 3, 2016, the Company has tax credits, capital and non-capital loss carryforwards and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $25.4 million, for which no deferred tax asset has been recognized (October 5, 2014 - $15.0 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2021 and 2035. The recognized deferred tax asset is supported by projections of future profitability of the Company. Following the acquisition of Doris on July 7, 2014, the Company recognized a deferred income tax recovery of $4.7 million relating to the tax benefit of a portion of its previously unrecognized tax losses, for an amount equal to the deferred income tax liabilities recorded as part of the purchase accounting for Doris. Approximately $2.0 million of the tax recovery relates to prior year tax losses.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at January 3, 2016, a deferred income tax liability of approximately $62 million would result from the recognition of the taxable temporary differences of approximately $231 million.

19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2015	2014
	(15 months)
Net earnings - basic and diluted	$304,914	$359,552

Basic earnings per share:
Basic weighted average number of common shares outstanding	242,502	243,530
Basic earnings per share	$1.26	$1.48

Diluted earnings per share:
Basic weighted average number of common shares outstanding	242,502	243,530
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	1,819	2,828
Diluted weighted average number of common shares outstanding	244,321	246,358
Diluted earnings per share	$1.25	$1.46
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Excluded from the above calculation for the year ended January 3, 2016 are 858,153 stock options (2014 - 346,452)  and 61,919 Treasury RSUs (2014 - nil) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2015	2014
	(15 months)
Depreciation of property, plant and equipment (note 9)	$134,688	$84,561
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the year	(14,399)	(6,168)
Depreciation of property, plant and equipment included in net earnings	120,289	78,393
Amortization of intangible assets, excluding software (note 10)	22,546	15,216
Amortization of software (note 10)	3,578	2,009
Depreciation and amortization included in net earnings	$146,413	$95,618

GILDAN 2015 REPORT TO SHAREHOLDERS P.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2015	2014
	(15 months)
Depreciation and amortization (note 20)	$146,413	$95,618
Restructuring charges related to assets held for sale and property,
plant and equipment (note 17)	(833)	(345)
Loss on remeasurement of contingent consideration (note 17)	1,118	-
(Gain) loss on disposal of property, plant and equipment	1,167	(548)
Share-based compensation	12,320	10,207
Deferred income taxes (note 18)	(2,510)	(3,080)
Unrealized net (gain) loss on foreign exchange and financial derivatives	226	(1,783)
Timing differences between settlement of financial derivatives
and transfer of deferred loss in AOCI to net earnings	5,042	(5,863)
Other non-current assets	2,011	(125)
Other non-current liabilities	(17,300)	(893)
	$147,654	$93,188

(b)	Variations in non-cash transactions:

	2015	2014
	(15 months)
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities and other
non-current liabilities	$(6,980)	$13,993
Proceeds on disposal of property, plant and equipment included
in other current assets	(234)	(79)
Amounts payable relating to business acquisitions (note 5)	-	(6,400)
Settlement of pre-existing relationship (note 5)	8,378	-
Transfer from accounts payable and accrued liabilities to
contributed surplus in connection with share repurchases for
future settlement of non-Treasury RSUs	7,488	8,383
Non-cash ascribed value credited to contributed surplus for
dividends attributed to Treasury RSUs	85	212
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share
units and exercise of stock options	26,496	26,785

GILDAN 2015 REPORT TO SHAREHOLDERS P.97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2015	2014
	(15 months)
Short-term employee benefits	$7,579	$5,149
Post-employment benefits	200	189
Share-based payments	11,274	11,909
	$19,053	$17,247

The amounts in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	January 3,	October 5,
	2016	2014

Non-Treasury RSUs	$1,463	$1,031
DSUs	6,436	6,906
	$7,899	$7,937

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees:

The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 3, 2016, the maximum potential liability under these guarantees was $55.4 million (October 5, 2014 - $38.4 million), of which $10.6 million was for surety bonds and $44.8 million was for financial guarantees and standby letters of credit (October 5, 2014 - $10.0 million and $28.4 million, respectively).

As at January 3, 2016, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2015 REPORT TO SHAREHOLDERS P.98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and taking a conservative approach towards financial risk management.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, payment of dividends, business acquisitions, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility. The Company used its revolving long-term bank credit facility primarily to fund business acquisitions in recent years, including the acquisitions of Comfort Colors in March 2015 and Doris in July 2014.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”). The Company has set a target net debt leverage ratio of one to two times adjusted EBITDA. As at January 3, 2016 and October 5, 2014 the Company’s net debt leverage ratio was below 1.0.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

In December 2014, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2019 to April 2020. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement).

During fiscal 2015, the Company paid an aggregate of $79.7 million of dividends (2014 - $53.2 million) representing a quarterly dividend of $0.065 per share. On February 23, 2016 the Board of Directors declared a quarterly dividend of $0.078 per share for an expected aggregate payment of $19.0 million which will be paid on April 4, 2016 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 10, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As discussed in Note 13(d), in December 2014, the Company repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis), and on February 23, 2016, the Board of Directors of the Company approved the initiation of a normal course issuer bid (NCIB) to purchase for cancellation a maximum of 12,192,814 common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2015 REPORT TO SHAREHOLDERS P.99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

	2015	2014
	(15 months)
Segmented net sales:
Printwear	$1,794,754	$1,559,549
Branded Apparel	1,164,484	800,445
Total net sales	$2,959,238	$2,359,994

Segment operating income:
Printwear	$363,607	$389,022
Branded Apparel	91,033	73,236
Total segment operating income	$454,640	$462,258

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$454,640	$462,258
Amortization of intangible assets, excluding software	(22,546)	(15,216)
Corporate expenses	(89,949)	(74,374)
Restructuring and acquisition-related costs	(14,908)	(3,247)
Financial expenses, net	(17,797)	(2,897)
Earnings before income taxes	$309,440	$366,524

Additions to property, plant and equipment and intangible assets
(including additions from business acquisitions and transfers):
Printwear	$392,635	$185,665
Branded Apparel	73,911	116,754
Corporate	4,682	3,145
Assets not yet utilized in operations, net of transfers	(87,321)	57,975
	$383,907	$363,539

Depreciation of property, plant and equipment:
Printwear	$77,468	$46,361
Branded Apparel	39,273	29,393
Corporate	3,548	2,639
	$120,289	$78,393

GILDAN 2015 REPORT TO SHAREHOLDERS P.100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The reconciliation of total assets to segmented assets is as follows:

	January 3,	October 5,
	2016	2014

Segmented assets: (1)
Printwear	$1,453,823	$1,157,855
Branded Apparel	1,197,838	1,151,005
Total segmented assets	2,651,661	2,308,860
Unallocated assets:
Cash and cash equivalents	50,675	65,163
Income taxes receivable	-	1,439
Assets held for sale	2,840	5,839
Deferred income taxes	2,793	-
Assets not yet utilized in operations	84,683	172,005
Other - primarily corporate assets	41,628	39,738
Consolidated assets	$2,834,280	$2,593,044
(1) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	January 3,	October 5,
	2016	2014

United States	$857,082	$691,601
Canada	120,152	117,036
Honduras	400,774	408,485
Caribbean Basin	156,562	92,336
Bangladesh	20,831	19,297
Other	16,367	8,769
	$1,571,768	$1,337,524

Net sales by major product group were as follows:

	2015	2014
	(15 months)
Activewear and underwear	$2,246,524	$1,870,892
Socks	712,714	489,102
	$2,959,238	$2,359,994

Net sales were derived from customers located in the following geographic areas:

	2015	2014
	(15 months)
United States	$2,585,533	$2,088,938
Canada	136,516	84,212
Europe and other	237,189	186,844
	$2,959,238	$2,359,994

GILDAN 2015 REPORT TO SHAREHOLDERS P.101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The Company has two customers accounting for at least 10% of total net sales.

	2015	2014
	(15 months)
Customer A	15.7%	17.7%
Customer B	13.1%	10.7%

GILDAN 2015 REPORT TO SHAREHOLDERS P.102